February 10, 2020

Jonathan Cross
President
Capital Access Point III, Inc.
c/o Shefford Advisors, LLC
477 Madison Avenue, Sixth Floor
New York, New York 10022

       Re: Capital Access Point III, Inc.
           Registration Statement on Form 10-12G
           Filed January 14, 2020
           File No. 000-56138

Dear Mr. Cross:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed January 14, 2020

General

1. We note that that your promoter, Shefford Advisors, LLC, has been involved in at least one other blank check company, Capital Access Point I, Inc. We note the website
      https://www.sheffordcapitalpartners.com/capital-access-point/ contains a graphic depiction of Capital Access Point I's Form 10, and that this Form 10 was publicly filed in
      January 2018.

      Please describe any relationships between Capital Access Point I, Capital Access Point III and any other blank check companies in which Shefford or its principals, including but not limited to your sole officer and director Jonathan Cross, have been involved. Include the following:
 Jonathan Cross
Capital Access Point III, Inc.
February 10, 2020
Page 2
              Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

              Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

              Disclose whether any transaction resulted in termination of your promoter's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.
Cover Page

2. Please disclose the exact name of the registrant as specified in its charter. See Form 10.
There are issues impacting liquidity of our securities with respect to the SEC's review . . . , page
10

3. Please revise this risk factor to remove references to the SEC or SEC staff, which may imply that your statements are attributable to the SEC or its staff. Directors and Executive Officers, page 17

4. Please disclose Mr. Cross' business experience during the past five years, including his principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K. Financial Statements, page F-1

5. We note that you have selected a December 31 fiscal year-end and the automatic effective date of your Form 10 falls 45 days after your fiscal year-end. Please continue to monitor the financial statements updating requirements outlined under Rule 8-08(b) of Regulation
         S-X.
Report of Independent Registered Public Accounting Firm, page F-2
FirstName LastNameJonathan Cross
6. Please have your auditors revise their report to comply with PCAOB AS 3101.09f which
Comapany NameCapital Access Point III, Inc. auditor believes that the audit provides a requires a statement in the report that the February 10, 2020basis for the auditor's opinion.
       reasonable Page 2
FirstName LastName
 Jonathan Cross
FirstName LastNameJonathan Cross
Capital Access Point III, Inc.
Comapany NameCapital Access Point III, Inc.
February 10, 2020
February 10, 2020 Page 3
Page 3
FirstName LastName
Statement of Cash Flows, page F-6

7. We note several items within your statement of cash flows do not appear to be consistent with your balance sheet. For example, you recognize cash at end of period per the statement of cash flows, but this amount does not appear on your balance sheet. Please clarify and/or revise accordingly.
Exhibits

8.       Please file all required exhibits. See Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction